Exhibit 99.1

NEWS RELEASE

Toronto, January 29, 2025

Franco-Nevada Declares Dividend Increase and Provides Details for Upcoming Release of Year-End 2024 Results

Franco-Nevada Corporation (“Franco-Nevada” or the “Company”) is pleased to announce that its Board of Directors has raised its quarterly dividend and declared a quarterly dividend of US$0.38 per share payable on March 27, 2025 to shareholders of record on March 13, 2025 (the “Record Date”). The increased dividend will be effective for the full 2025 fiscal year. This is a 5.56% increase from the previous US$0.36 per share quarterly dividend and marks the 18th consecutive annual increase for Franco-Nevada shareholders. Canadian investors in Franco-Nevada’s IPO in December 2007 are now receiving an effective 13.7% yield on their cost base.

Details for Upcoming Release of 2024 Year-End Results

Franco-Nevada will report its 2024 year-end results as follows:

2024 Results Release:	March 10th before market open
Conference Call and Webcast:	March 10th 10:00 am ET
Dial-in Numbers:	Toll-Free: 1-888-510-2154 International: 437-900-0527

Conference Call URL (This allows participants to join the conference call by phone without operator assistance. Participants will receive an automated call back after entering their name and phone number):

bit.ly/42qqj9w
Webcast:	www.franco-nevada.com
Replay (available until March 17th):	Toll-Free: 1-888-660-6345 International: 289-819-1450 Passcode: 70370#

Details for Dividend Declaration and Dividend Reinvestment Plan

The dividend has been declared in U.S. dollars and the Canadian dollar equivalent will be determined based on the daily average rate posted by the Bank of Canada on the Record Date. Under Canadian tax legislation, Canadian resident individuals who receive “eligible dividends” are entitled to an enhanced gross-up and dividend tax credit on such dividends.

The Company has a Dividend Reinvestment Plan (the “DRIP”) which allows shareholders of Franco-Nevada to reinvest dividends to purchase additional common shares at the Average Market Price, as defined in the DRIP, subject to a discount from the Average Market Price in the case of treasury acquisitions. The Company will issue additional common shares through treasury at a 1% discount to the Average Market Price. The Company may, from time to time, in its discretion, change or eliminate the discount applicable to treasury acquisitions or direct that such common shares be purchased in market acquisitions at the prevailing market price, any of which would be publicly announced. Participation in the DRIP is optional. The DRIP and enrollment forms are available on the Company’s website at www.franco-nevada.com. Canadian and U.S. registered shareholders may also enroll in the DRIP online through the plan agent’s self-service web portal at www.investorcentre.com/franco-nevada. Canadian and U.S. beneficial shareholders should contact their financial intermediary to arrange enrollment. Non-Canadian and non-U.S. shareholders may potentially participate in the DRIP, subject to the satisfaction of certain conditions. Non-Canadian and non-U.S. shareholders should contact the Company to determine whether they satisfy the necessary conditions to participate in the DRIP.

This press release is not an offer to sell or a solicitation of an offer for securities. A registration statement relating to the DRIP has been filed with the U.S. Securities and Exchange Commission and may be obtained under the Company’s profile on the U.S. Securities and Exchange Commission’s website at www.sec.gov.

Corporate Summary

Franco-Nevada Corporation is among the leading gold-focused royalty and streaming companies with the most diversified portfolio of cash-flow producing assets. Its business model provides investors with gold price and exploration optionality while limiting exposure to cost inflation. Franco-Nevada is debt-free and uses its free cash flow to expand its portfolio and pay dividends. It trades under the symbol FNV on both the Toronto and New York stock exchanges.

For more information, please visit our website at www.franco-nevada.com or contact:

Sandip Rana
Chief Financial Officer
416-306-6303
info@franco-nevada.com